UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 7, 2017
(Date of earliest event reported)

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

Maryland	51-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1819 Main Street, Suite 212
Sarasota, Florida 34236
(Full mailing address of principal executive offices)

(941) 955-7900
(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS

The disclosure below describes our anticipated investment in the Norfolk Property

On December 28, 2016, HC Government Realty Holdings, L.P., a Delaware limited partnership, or the Operating Partnership, being the wholly-owned operating partnership of HC Government Realty Trust, Inc, a Maryland corporation, or the Company, entered into a Purchase and Sale Agreement, as amended from time to time, or the PSA, with USAA Real Estate Company, a Delaware corporation, or the Seller, pursuant to which the Seller agreed to sell and the Operating Partnership agreed to purchase that certain Class A office building located at 5850 Lake Herbert Drive, Norfolk, Virginia, or the Norfolk Property. The purchase price for the Norfolk Property will be approximately $14,500,000, subject to customary adjustments and prorations, of which we anticipate approximately $10,875,000 will be funded by a first mortgage loan secured by the Norfolk Property. The Company expects to invest approximately $3,975,000 of equity in the Norfolk Property, including financing fees and other closing costs aggregating approximately $350,000, all of which are intended to be funded out of the proceeds of the Company’s common stock offering, pursuant to Regulation A. The Operating Partnership has paid $350,000 in the form of an initial deposit, additional deposit and an extension fee, or the Deposits and Fees. The Deposits and Fees will be applied to the purchase price at closing, which is expected to occur on or before March 30, 2017. On or before closing, it is expected that the Operating Partnership will assign the PSA to a wholly-owned subsidiary formed for the sole purpose of acquiring the Norfolk Property.

The Norfolk Property is a three-story, Class A office building with 53,917 rentable square feet. It is 100% leased to the U.S. Government on a non-cancellable lease through June 2027, having recently executed a new 10-year lease. The Social Security Administration has been the sole occupant of the building since construction was completed for them as a build-to-suit in 2007. Annual rent for the Norfolk Property is expected to be approximately $1,429,000, which is inclusive of an operating cost base of approximately $364,000. Beginning with the second year of the lease and each year thereafter, the annual rent will be adjusted based on the Cost of Living Index, as measured by the Department of Labor's revised Consumer Price Index published by the Bureau of Labor Statistics.

The foregoing description of the PSA, as amended, is a summary and is qualified in its entirety by the terms of the PSA and each amendment to the PSA, copies of which are filed as Exhibit Nos. 6.1, 6.2, 6.3 and 6.4 to this Current Report on Form 1-U and incorporated by reference into this Item 9.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC Government Realty Trust, Inc., a Maryland corporation

By:	/s/ Edwin M. Stanton
Name:	Edwin M. Stanton
Its:	Chief Executive Officer
Date:	March 7, 2017

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Purchase and Sale Agreement by and between USAA Real Estate Company and HC Government Realty Holdings, L.P., dated as of December 28, 2016.

6.2	First Amendment to Purchase and Sale Agreement by and between USAA Real Estate Company and HC Government Realty Holdings, L.P., dated as of January 19, 2017.

6.3	Second Amendment to Purchase and Sale Agreement by and between USAA Real Estate Company and HC Government Realty Holdings, L.P., dated as of January 27, 2017.

6.4	Third Amendment to Purchase and Sale Agreement by and between USAA Real Estate Company and HC Government Realty Holdings, L.P., dated as of February 8, 2017.